                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.   20549


                     -------------------------


                             FORM 11-K


            X   Annual Report Pursuant to Section 15(d) of the
           ---  Securities Exchange Act of 1934 (Fee Required)

                                or

               Transition Report Pursuant to Section 15(d) of
           --- the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to         .
                                             ---------  ----------

            For the fiscal year ended December 31, 1995

                   Commission file number 0-3021


                  ------------------------------


          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL MINNESOTA   55102

         (Full title of the Plan and address of the Plan)

                  ------------------------------


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL, MINNESOTA   55102

             (Name and address of principal executive offices of the issuer of the securities)

                  -------------------------------

                       REQUIRED INFORMATION
                       --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedules                           Page
- ----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .           4

Statement of Changes in Net Assets
  Available for Plan Benefits . . . . . . . . . . .          5-6

Notes to Financial Statements . . . . . . . . . . .          7-19

Schedule of Assets Held for Investment Purposes . .          20

Schedule of Reportable Transactions . . . . . . . .          21

                   INDEPENDENT AUDITORS' REPORT
                   -----------------------------

     Employee Benefit Plan Trust Committee
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan at December 31, 1995 and 1994, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG PEAT MARWICK LLP
                                            ---------------------
                                            KPMG PEAT MARWICK LLP

     Minneapolis, Minnesota
     June 7, 1996

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

          Statements of Net Assets Available for Plan Benefits

                       December 31, 1995 and 1994


                                              1995           1994
                                          ------------   ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                     $ 52,739,954   $ 41,213,586
    Interest income contracts               60,675,735     66,987,665
    Fidelity Intermediate Bond Fund         48,104,725     43,353,036
    Wellesley Income Fund                   37,548,151     26,660,218
    Mellon Stock Fund                       41,707,494     26,893,791
    Twentieth Century Ultra Fund            53,453,607     33,691,767
    Fidelity International Growth Fund       4,185,257      2,252,211
    Vanguard Money Market Reserves Fund      4,540,856        -
    Participant loans                       19,307,119     18,596,626
    Short-term investments                   2,329,763      2,262,300
                                          ------------   ------------

        Total investments                  324,592,661    261,911,200

  Receivables:
    Company contributions                    1,107,600      1,169,000
    Accrued dividends                          379,253        345,628
                                          ------------   ------------
        Total assets                       326,079,514    263,425,828
                                          ------------   ------------

Liabilities:
  Cash overdraft                               944,821        810,532
  Forfeitures and other                         34,235         46,386
                                          ------------   ------------
        Total liabilities                      979,056        856,918
                                          ------------   ------------


Net assets available for plan benefits    $325,100,458   $262,568,910
                                          ============   ============









See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1995

                            Company Stock     Income       Balanced    Diversified    Aggressive
                                Fund           Fund          Fund         Fund           Fund
                            -------------   ---------     ----------   -----------    ----------
Contributions:
   Participating companies
     (salary conversion)       $3,410,850   $4,962,764    $3,215,050    $3,243,210    $5,707,700
   Company supplemental match           -            -             -             -             -
                               ----------   ----------    ----------    ----------    ----------
     Total contributions        3,410,850    4,962,764     3,215,050     3,243,210     5,707,700
                               ----------   ----------    ----------    ----------    ----------

Investment income:
   Interest                             -    3,898,471             -             -             -
   Dividends                    1,492,263    2,862,162     2,413,689       962,613     2,497,598
   Realized and unrealized
     investment gains          10,326,218    2,469,393     5,578,589     9,631,089    11,065,734
                               ----------   ----------    ----------    ----------    ----------
     Total investment income   11,818,481    9,230,026     7,992,278    10,593,702    13,563,332

Transfers from other plans        941,803    1,086,772       979,671     1,096,639     1,382,563
                               ----------   ----------    ----------    ----------    ----------
     Total additions           16,171,134   15,279,562    12,186,999    14,933,551    20,653,595
                               ----------   ----------    ----------    ----------    ----------

Retirement and termination
  distribution benefits
   and withdrawals

  Paid to participants in cash  3,932,544    9,635,604     1,756,854     2,263,925     2,201,184
   Common stock distributed,
     at market value               96,280            -             -             -             -
   Forfeitures and other                -            -             -             -             -
                               ----------   ----------    ----------    ----------    ----------
     Total deductions           4,028,824    9,635,604     1,756,854     2,263,925     2,201,184
                               ----------   ----------    ----------     ---------    ----------
Net increase prior to
interfund transfers            12,142,310    5,643,958    10,430,145    12,669,626    18,452,411

Interfund transfers              (615,942)  (7,204,199)      457,788     2,144,077     1,309,429
                               ----------   ----------    ----------    ----------    ----------
   Net increase (decrease)     11,526,368   (1,560,241)   10,887,933    14,813,703    19,761,840

Net assets available for plan
 benefits:
   Beginning of year           41,213,586  110,340,701    26,660,218    26,893,791    33,691,767
                               ----------  -----------    ----------    ----------    ----------
   End of year                $52,739,954 $108,780,460   $37,548,151   $41,707,494   $53,453,607
                               ==========  ===========    ==========    ==========    ==========

        THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statement of Changes in Net Assets Available for Plan Benefits
                   with Fund Information
                Year ended December 31, 1995

                            International     Stable     Participant      Other
                                Fund           Fund         Loans      Unallocated        Total
                            -------------    ---------   -----------   -----------      --------
Contributions:
   Participating companies
     (salary conversion)       $  703,336     $367,938   $         -    $        -   $21,610,848
   Company supplemental match           -            -             -     1,137,217     1,137,217
                              -----------    ---------    ----------     ---------    ----------
     Total contributions          703,336      367,938             -     1,137,217    22,748,065
                              -----------    ---------    ----------     ---------    ----------
Investment income:
   Interest                             -      191,523     1,409,086       177,546     5,676,626
   Dividends                      132,568            -             -             -    10,360,893
   Realized and unrealized
     investment gains             267,534            -             -             -    39,338,557
                              -----------    ---------    ----------     ---------    ----------
     Total investment income      400,102      191,523     1,409,086       177,546    55,376,076

Transfers from other plans        188,187      605,238             -             -     6,280,873
                              -----------    ---------    ----------     ---------    ----------
     Total additions            1,291,625    1,164,699     1,409,086     1,314,763    84,405,014
                              -----------    ---------    ----------     ---------    ----------

Retirement and termination
  distribution benefits
   and withdrawals
 Paid to participants in cash      80,232      724,253       974,274             -    21,568,870
   Common stock distributed,
     at market value                    -            -             -             -        96,280
   Forfeitures and other                -            -             -       208,316       208,316
                              -----------    ---------    ----------     ---------    ----------
     Total deductions              80,232      724,253       974,274       208,316    21,873,466
                              -----------    ---------    ----------     ---------    ----------
Net increase prior to
 interfund transfers            1,211,393      440,446       434,812     1,106,447    62,531,548

Interfund transfers               721,653    4,100,410       275,681    (1,188,897)            -
                              -----------    ---------    ----------     ---------    ----------
   Net increase (decrease)      1,933,046    4,540,856       710,493       (82,450)   62,531,548

Net assets available for plan
benefits:
   Beginning of year            2,252,211            -    18,596,626     2,920,010    262,568,910
                              -----------    ---------    ----------     ---------    -----------
   End of year                 $4,185,257   $4,540,856   $19,307,119    $2,837,560   $325,100,458
                              ===========    =========    ==========     =========    ===========

See accompanying notes to financial statements.


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1994

                            Company Stock      Income       Balanced    Diversified    Aggressive
                                Fund            Fund          Fund         Fund           Fund
                            -------------     --------     ----------   -----------    ----------
Contributions:
   Participating companies
     (salary conversion)       $3,245,715   $5,308,322     $3,384,049    $3,068,427    $5,554,016
   Company supplemental match           -            -              -             -             -
                                ---------    ---------      ---------     ---------     ---------
     Total contributions        3,245,715    5,308,322      3,384,049     3,068,427     5,554,016
                                ---------    ---------      --------      ---------     ---------
Investment income:
 Interest                               -    6,304,263              -             -             -
 Dividends                      1,340,576    1,274,386      1,925,549       721,204     1,045,280
 Realized and unrealized
 investment gains (losses), net   325,702   (1,531,981)    (3,081,451)     (377,963)   (2,126,875)
                                ---------    ---------      ---------     ---------     ---------
 Total investment income (loss) 1,666,278    6,046,668     (1,155,902)      343,241    (1,081,595)

Transfers from other plans      1,037,801      769,519        893,899     1,139,314     1,588,272
                                ---------    ---------      ---------     ---------     ---------
     Total additions            5,949,794   12,124,509      3,122,046     4,550,982     6,060,693
                                ---------   ----------      ---------     ---------     ---------

Retirement and termination
  distribution benefits
   and withdrawals:
  Paid to participants in cash  2,410,760   10,579,065      1,679,286     1,371,037     1,890,973
   Common stock distributed,
     at market value              434,822            -              -             -             -
   Forfeitures and other                -            -              -             -             -
                                ---------   ----------      ---------     ---------     ---------
     Total deductions           2,845,582   10,579,065      1,679,286     1,371,037     1,890,973
                                ---------   ----------      ---------     ---------     ---------
Net increase prior to
 interfund transfers            3,104,212    1,545,444      1,442,760     3,179,945     4,169,720

Interfund transfers             1,583,041    8,912,189       (119,048)     (841,654)      964,818
                                ---------   ----------      ---------     ---------     ---------
   Net increase (decrease)      4,687,253   10,457,633      1,323,712     2,338,291     5,134,538

Net assets available for plan
benefits:
   Beginning of year           36,526,333   99,883,068     25,336,506    24,555,500    28,557,229
                               ----------   ----------     ----------    ----------    ----------
   End of year                $41,213,586 $110,340,701    $26,660,218   $26,893,791   $33,691,767
                               ==========  ===========     ==========    ==========    ==========

           THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

   Statement of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                       Year Ended December 31, 1994

                            International  Participant       Other
                                Fund          Loans       Unallocated      Total
                             -----------   -----------    -----------    ----------
Contributions:
   Participating companies
     (salary conversion)        $176,892  $          -    $         -   $20,737,421
   Company supplemental match          -             -      1,169,000     1,169,000
                               ---------   -----------    -----------    ----------
     Total contributions         176,892             -      1,169,000    21,906,421
                               ---------   -----------    -----------    ----------
Investment income:
  Interest                             -     1,222,765         72,630     7,599,658
  Dividends                       66,167             -              -     6,373,162
 Realized and unrealized
 investment gains (losses), net (116,431)            -              -    (6,908,999)
                               ---------     ---------     ----------    ----------
  Total investment income (loss) (50,264)    1,222,765         72,630     7,063,821

Transfers from other plans       244,921             -              -     5,673,726
                               ---------     ---------     ----------    ----------
     Total additions             371,549     1,222,765      1,241,630    34,643,968
                               ---------     ---------     ----------    ----------
Retirement and termination
   distribution benefits
    and withdrawals:
  Paid to participants in cash    29,208     1,122,147              -    19,082,476
   Common stock distributed,
     at market value                   -             -              -       434,822
   Forfeitures and other               -             -         10,543        10,543
                               ---------     ---------      ---------    ----------
     Total deductions             29,208     1,122,147         10,543    19,527,841
                               ---------     ---------      ---------    ----------

Net increase prior to
 interfund transfers             342,341       100,618      1,231,087    15,116,127

Interfund transfers            1,909,870     1,535,947    (13,945,163)            -
                               ---------     ---------     ----------    ----------
   Net increase (decrease)     2,252,211     1,636,565    (12,714,076)   15,116,127

Net assets available for plan
 benefits:
   Beginning of year                   -    16,960,061     15,634,086   247,452,783
                               ---------    ----------     ----------   -----------
   End of year                $2,252,211   $18,596,626    $ 2,920,010  $262,568,910
                               =========    ==========     ==========   ===========

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                      Notes to Financial Statements

Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company, The St. Paul Insurance Company of Illinois, Minet Re North America, Inc., The Swett & Crawford Group Inc., Minet Settlement Services, Inc., St. Paul Reinsurance Management Corporation, Seaboard Surety Company, Minet, Inc., and Economy Fire & Casualty Company currently participate in the Plan. The Company is the Plan administrator and was also the trustee until March 1, 1994, when it appointed State Street Bank and Trust Company as Plan trustee.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate on the Jan. 1 or July 1 following their employment date. Participants are 100% vested in their contributions and related earnings. Participants become vested in Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Nonvested Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pretax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 10% of employees' annual base salary.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Contributions (continued)
         -------------------------

         Participating companies made matching contributions of 50 cents for every dollar of participant salary conversion contributions up to 6% of their base salary until June 30, 1990. Beginning July 1, 1990 the matching contributions to the Plan were replaced with contributions to The St. Paul Companies, Inc. Savings Plus Preferred Stock Ownership Plan of 60 cents for every dollar of participant salary conversion contributions up to 6% of salary.

         Effective Jan. 1, 1994, employees of Economy Fire & Casualty Company who do not participate in the Company's stock ownership plan are eligible for a Company supplemental match contribution of $1.00 for every dollar of salary conversion contributions up to 6% of salary. The supplemental match contribution is made to the Plan annually after Dec. 31, for those participants employed on that date.

         Investment Funds
         ----------------

         The Plan currently calls for the maintenance of seven separate investment funds as described below:

         Fund A - Company Stock Fund
         ------

         The Company Stock Fund is to be invested in shares of common stock of The St.Paul Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock.

         Fund B - Income Fund
         ------

         Prior to 1994, the Income Fund invested in deposit administration group annuity contracts issued by banks or insurance companies. The Plan administrator selected interest income contracts offered by various companies for the income fund as listed in Note 4.

         Starting in 1994, the Plan administrator decided that new monies invested in the Income Fund and proceeds from maturing contracts of this fund will all be invested in the Fidelity Intermediate Bond Fund, a mutual fund which invests in investment-grade fixed income obligations of three- to ten-year maturities, which is managed by Fidelity Management and Research, Inc.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fund C - Balanced Fund
         ------

         The Balanced Fund is to be invested in an investment fund which invests in common stock, corporate and government fixed income securities and cash equivalents.

         The Plan administrator has selected the Wellesley Income Fund, a mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Balanced Fund.

         Fund D - Diversified Fund
         ------

         The Diversified Fund is to be invested in an investment fund which invests primarily in common stocks and cash equivalents.

         The Plan administrator has selected the Mellon Stock Fund, which is a stock trust managed by Mellon Capital Management Corporation, a subsidiary of Mellon Bank, as the underlying investment for the Diversified Fund.

         Fund E - Aggressive Fund
         ------

         The Aggressive Fund is to be invested in an investment fund which invests in common stocks of companies that commonly are considered emerging or high growth corporations.

         The Plan administrator has selected the Twentieth Century Ultra Fund, a common stock mutual fund of Twentieth Century Investors, Inc. as the underlying investment for the Aggressive Fund.

         Fund F - International Fund
         ------

         The International Fund is to be invested in an investment fund which invests in common stocks and fixed income securities of foreign companies.

         The Plan administrator has selected the Fidelity International Growth Fund, an international mutual fund managed by Fidelity Management and Research, Inc. as the underlying investment for the International Fund. The International Fund was first available in the Plan effective April 1, 1994.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fund G - Stable Fund
         ------

         The Stable Fund is to be invested in an investment fund which invests in money market instruments with one year or less maturities.

         The Plan administrator has selected the Vanguard Money Market Reserves Fund, a money market mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Stable Fund. The Stable Fund was first available in the Plan effective Jan. 1, 1995.

         Allocation
         ----------

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 1% multiples as they choose and may also transfer their balances daily, effective April 1, 1994, within these funds.

         Investment Income
         -----------------

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from Fund A may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years.


         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under
         Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% or 15% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on an accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

         The investment in interest income contracts is carried at the contract value of contributions made plus interest at the contract rate less withdrawals for benefits paid.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Money market fund and short-term investments are carried at cost plus accrued interest, which approximates market value.

         A portion of administrative expenses of the Plan, including trustee, audit and investment fees, is paid by the Company and not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and interest from investment of outstanding checks and are shown as forfeitures and other in the accompanying statements of changes in net assets available for plan benefits. Plan forfeitures are used to pay administrative expenses, offset company matching contributions or salary conversion contributions.

         Certain amounts in the 1994 financial statements have been reclassified to conform to the 1995 presentation.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 3   Investment in Common Stock of The St. Paul Companies, Inc.

         Information regarding the Plan's investment in common stock of The St. Paul Companies, Inc. follows:

                                            December 31,
                                     ----------------------------
                                              1995           1994

                                       -----------     -----------
           Number of shares owned          948,134         920,974
           Percent of total shares
             outstanding                        1%              1%
           Market value per share      $     55.63     $     44.75
           Average cost per share            23.66           19.56

           Total cost of shares
             owned                     $22,435,092     $18,010,231
           Unrealized appreciation      30,304,862      23,203,355
                                       -----------     -----------


                Total market value
                  of  shares owned     $52,739,954     $41,213,586
                                       ===========     ===========

                Dividend income for
                  the year             $ 1,492,263     $ 1,340,576
                                       ===========     ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4   Investment in Interest Income Contracts

         Information regarding the carrying value of the Plan's investment in interest income contracts follows. The average annual yield on the interest income contracts was 6.30% in 1995 and 7.07% in 1994:

                                                     December 31,
                                                 --------------------------

         Company            Contract Terms           1995            1994
         ----------------    ------------------   -----------    -----------
         John Hancock      -Deposit of first
           Life Insurance   half 1993 cash flow
                            and 50% of first
                            half 1993 contract
                            payments
                           -5.74% annual
                            interest rate
                           -Repayment on
                            June 30, 1997         $11,980,733    $11,330,493

         Protective Life   -Deposit 50% of
           Insurance        first half 1993
                            contract payments
                           -6.48% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1996          10,770,117     10,114,685

         Provident Life    -Deposit second
           and Accident     half 1993 cash
           Insurance        flow and contract
                            payments
                           -5.72% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1997          12,072,018     11,418,860

         New York Life     -Deposit of 1992
           Insurance        contract payments
                            and 1992 net cash
                            flow
                           -6.4% annual
                            interest rate
                           -Repayment of 50%
                            on Jan. 2, 1996
                            and balance on
                            July 1, 1996           25,852,867     24,297,807

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4    Investment in Interest Income Contracts (continued)

                                                          December 31,
                                                 --------------------------
         Company            Contract Terms           1995           1994
         ----------------    ------------------   -----------    -----------
         Prudential Life   -Deposit of 50% of
           Insurance        1991 contract
                            payments and 1991
                            net cash flow to a
                            maximum of $15,500,000
                            (excluding interest)
                           -8.35% annual
                            interest rate
                           -Repayment of 50% on
                            June 30, 1994
                            and balance on
                            June 30, 1995              -           9,825,820

                                                  -----------    -----------
         Total carrying value                     $60,675,735    $66,987,665
                                                  ===========    ===========
         Interest income for the year             $ 3,898,471    $ 6,304,263
                                                  ===========    ===========


         The estimated fair value of the interest income contracts is based on current interest rates available on fixed income securities in the market that have terms similar to the Plan's interest income contracts. Information regarding the estimated fair value of each interest income contract follows:

                                                December 31,
                                       ---------------------------
             Contract Company              1995           1994
             -----------------------    -----------    -----------
             John Hancock Life
               Insurance                $12,038,241    $10,741,307

             Protective Life
               Insurance                 10,878,895      9,828,439

             Provident Life and
               Accident Insurance        12,133,585     10,699,472

             New York Life Insurance     25,916,207     23,906,612

             Prudential Life
               Insurance                     -           9,899,514
                                        -----------    -----------

             Total estimated fair
               value                    $60,966,928    $65,075,344
                                        ===========    ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 5   Investment in Fidelity Intermediate Bond Fund

         Information regarding the Plan's investment in shares of the Fidelity Intermediate Bond Fund follows:

                                                December 31,
                                       ---------------------------
                                           1995           1994
                                        -----------      ---------
             Number of shares owned       4,621,011      4,410,278
             Market value per share     $     10.41    $      9.83
             Average cost per share           10.09          10.02

             Total cost of shares
               owned                    $46,613,227    $44,189,252
             Unrealized appreciation
               (depreciation)             1,491,498       (836,216)
                                        -----------    -----------

             Total market value of
               shares owned             $48,104,725    $43,353,036
                                        ===========    ===========
             Dividend income for the
               year                     $ 2,862,162    $ 1,274,386
                                        ===========    ===========


Note 6   Investment in Wellesley Income Fund

         Information regarding the Plan's investment in shares of the Wellesley Income Fund follows:

                                                 December 31,
                                       -----------------------------
                                           1995           1994
                                        -----------    -----------
             Number of shares owned       1,836,990      1,563,649
             Market value per share     $     20.44    $     17.05
             Average cost per share           17.88          17.42

             Total cost of shares
               owned                    $32,845,886    $27,244,583
             Unrealized appreciation
               (depreciation)             4,702,265       (584,365)
                                        -----------    -----------

             Total market value of
               shares owned             $37,548,151    $26,660,218
                                        ===========    ===========
             Dividend income for
               the year                 $ 2,413,689    $ 1,925,549
                                        ===========    ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 7   Investment in Mellon Stock Fund

         Information regarding the Plan's investment in units of the Mellon Stock Fund follows:
                                                     December 31,
                                              --------------------------
                                                  1995          1994
                                               -----------   -----------
            Daily Opening Stock Index Fund
              Number of units owned                275,190       237,221
              Market value per unit            $    151.56   $    113.37
              Average cost per unit                 118.91        115.76

              Cost of units owned              $32,724,151   $27,460,942
              Unrealized appreciation
              (depreciation)                     8,983,343      (567,151)
                                              ------------    ----------
              Market value of units owned      $41,707,494   $26,893,791
                                               ===========   ===========
            Dividend income for the year       $   962,613   $   721,204
                                               ===========   ===========



Note 8   Investment in Twentieth Century Ultra Fund

         Information regarding the Plan's investment in shares of the Twentieth Century Ultra Fund follows:

                                                    December 31,
                                              ---------------------------
                                                  1995          1994
                                               -----------   -----------
            Number of shares owned               2,047,247     1,688,810
            Market value per share             $     26.11   $     19.95
            Average cost per share                   19.86         18.21

            Total cost of shares owned         $40,662,955   $30,755,962
            Unrealized appreciation             12,790,652     2,935,805
                                               -----------   -----------
            Total market value of shares
              owned                            $53,453,607   $33,691,767
                                               ===========   ===========
            Dividend income for the year       $ 2,497,598   $ 1,045,280
                                               ===========   ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 9   Investment in Fidelity International Growth Fund

         Information regarding the Plan's investment in shares of the Fidelity International Growth Fund follows:

                                                      December 31,
                                             ---------------------------
                                                 1995          1994
                                              ----------     ----------
            Number of shares owned               233,162        136,250
            Market value per share            $    17.95     $    16.53
            Average cost per share                 17.43          17.38

            Total cost of shares owned        $4,063,611     $2,367,920
            Unrealized appreciation
              (depreciation)                     121,646       (115,709)
                                              ----------     ----------
            Total market value of shares
              owned                           $4,185,257     $2,252,211
                                              ==========     ==========
            Dividend income for the year      $  132,568     $   66,167
                                              ==========     ==========

Note 10  Realized and unrealized investment gains (losses)

         The Plan's net realized and unrealized gains (losses) from investments owned, purchased or sold during the years indicated are summarized by investment as follows:

                  Investment                  1995             1994
          -----------------------------   ------------     -------------
        Common stock of The St. Paul
          Companies, Inc.                  $10,326,218      $   325,702
        Wellesley Income Fund                5,578,589       (3,081,451)
        Mellon Stock Fund                    9,631,089         (377,963)
        Twentieth Century Ultra Fund        11,065,734       (2,126,875)
        Fidelity Intermediate Bond Fund      2,469,393       (1,531,981)
        Fidelity International Growth
          Fund                                 267,534         (116,431)
                                          ------------      ------------
            Total                          $39,338,557      $(6,908,999)
                                          ============      ============

               THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 11  Transfers from Other Plans

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt.

         The Plan also allows for annual diversification transfers to be made to the Plan by certain participants of The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP). These diversification transfers are cash amounts which ESOP participants elect to have invested in the Plan rather than receive as diversification distributions.


         The following is a summary of these transfers to the Plan in 1995 and 1994:

                                                 1995         1994
                                              ----------    ----------
            Rollover transfers                $5,958,789    $5,492,568
            ESOP diversification transfers       322,084       181,158
                                              ----------    ----------
                Total transfers from other
                  plans                       $6,280,873    $5,673,726
                                              ==========    ==========


Note 12  Party-in-Interest Transactions

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act
         (the Act) unless a specific exemption applied. State Street Bank and Trust Company (State Street), is a party-in-interest as defined by the Act as a result of being trustee of the Plan. State Street is investing Plan assets in its short-term investment fund. The
         Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St.
         Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

               THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                     Schedule 1

          Item 27a-Schedule of Assets Held for Investment Purposes

                       Investments at End of Plan Year

                              December 31, 1995


                                Description of                        Current
    Identity of Issue             Investment           Cost           Value**
- --------------------------    -------------------    ----------   -----------

*The St. Paul Companies,     Common stock, no
  Inc.                         par value,
                               948,134 shares       $22,435,092   $52,739,954

 Interest income
  contracts:
   New York Life Insurance   6.40%, due (50%)
                               1/2/96 & 7/1/96       25,852,867    25,852,867
   John Hancock Life         5.74%, due 6/30/97      11,980,733    11,980,733
    Insurance
   Protective Life           6.48%, due 12/31/96     10,770,117    10,770,117
    Insurance
   Provident Life and
     Accident Insurance      5.72%, due 12/31/97     12,072,018    12,072,018
                                                     ----------   -----------
                                                     60,675,735    60,675,735
                                                     ----------   -----------

 Fidelity Intermediate       4,621,011 mutual
   Bond Fund                   fund shares           46,613,227    48,104,725
 Wellesley Income Fund       1,836,990 mutual
                               fund shares           32,845,886    37,548,151
 Mellon Daily Opening        275,190 stock fund
   Stock Index Fund            units                 32,724,151    41,707,494
 Twentieth Century Ultra     2,047,247 mutual
   Fund                         fund shares          40,662,955    53,453,607
 Fidelity International      233,162 mutual fund
   Growth Fund                 shares                 4,063,611     4,185,257
 Vanguard Money Market       5.65%, money market
   Reserves Fund               fund                   4,540,856     4,540,856
 Participant loans           Prime plus 1/2%,
                               maximum 5 years       19,307,119    19,307,119

 Short-term investments:
  *St. Paul Short-Term       5.78%, due on               30,725        30,725
    Pool                         demand
  *State Street Bank &
    Trust                    5.71%, due on            2,299,038     2,299,038
     Fund                        demand
                                                     ----------   -----------
                                                      2,329,763     2,329,763
                                                     ----------   -----------
   Total investments                               $266,198,395  $324,592,661
                                                     ==========   ===========

  *Party-in-interest
 **For ERISA reporting purposes current value is equal to market value, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid and participant loans, which are equal to unpaid principal plus accrued interest.

See accompanying independent auditors' report.

                 THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                      Schedule 2

                  Item 27d-Schedule of Reportable Transactions*

                          Year Ended December 31, 1995



Identity of Party                                               Current Value
  Involved/                                         Cost       of the Asset on
  Description of      Purchase       Selling        of the       Transaction
      Asset             Price         Price         Asset**         Date
- ------------------   ----------    ----------    ----------    ---------------

  None Required






















 * No expense incurred with transactions
**For ERISA reporting purposes cost is equal to the market value as of the beginning of the year, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid. For assets purchased and sold during the year the cost is equal to the purchase price.


See accompanying independent auditors' report.

                             SIGNATURE
                            ----------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 26, 1996               THE ST. PAUL COMPANIES, INC.
                                  SAVINGS PLUS PLAN
                                  (The Plan)



                                       By /s/ Bruce A. Backberg
                                          ---------------------
                                       Bruce A. Backberg
                                       Vice President, Group
                                      General Counsel & Corporate
                                      Secretary of the Issuer,
                                      Member of the Trust
                                      Committee for The St. Paul
                                      Companies, Inc. Savings Plus
                                      Plan